Nasdaq Regulation

Nasdaq

Eun Ah Choi
Vice President
Listing Qualifications

September 13, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 10, 2021 The Nasdaq Stock Market (the "Exchange") received from Invesco Exchange-Traded Self-Indexed Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Shares of beneficial interest, par value $0.01 per share

Invesco BulletShares 2031 Corporate Bond ETF

Invesco BulletShares 2029 High Yield Corporate Bond ETF

Invesco BulletShares 2031 Municipal Bond ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,